Morgan Stanley Dean Witter North American Government Income Trust
                  Item 77E.  Legal Proceedings



Several class action lawsuits, which have been consolidated for pretrial purposes, were instituted in 1995 in the United States District Court, in New York, against the Fund, some of its Trustees and officers, its underwriter and distributor, the Sub-Advisor, the Former Manager, and other defendants, by certain shareholders of the Fund. The consolidated amended complaint asserts claims under the Securities Act of 1933 and generally alleges that the defendants made inadequate and misleading disclosures in the prospectuses for the Fund, in particular as such disclosures relate to the nature and risks of the Fund's investments in mortgage-backed securities and Mexican securities. The plaintiffs also challenge certain fees paid by the Fund as excessive. Damages are sought in an unspecified amount. All defendants have moved to dismiss the consolidated amended complaint, and on May 8, 1996 the motions to dismiss were denied. The defendants moved for reargument and on August 28, 1996 the Court issued a second opinion which granted the motion to dismiss in part. On December 4, 1996 the defendants filed a renewed motion to dismiss which was denied by the Court on November 20, 1997. The Court has also certified a plaintiff class pursuant to the Federal Rules of Civil Procedure. On or about January 19, 2000 counsel for the plaintiffs and defendants signed and the court preliminarily approved a Stipulation of Settlement and Memorandum of Understanding settling all claims in the purported class action lawsuits. Notice of the settlement was mailed to the purported class on February 8, 2000. The fairness hearing on the settlement took place on April 26, 2000. At the hearing the Court gave final approval on the settlement of this litigation. The settlement will not involve any payment by the Fund.














PARALEGAL/NSAR/TNORA77E